April 14, 2026

Luisa Ingargiola
Chief Financial Officer
Avalon GloboCare Corp.
4400 Route 9 South, Suite 3100
Freehold, NJ 07728

        Re: Avalon GloboCare Corp.
            Registration Statement on Form S-1
            Filed April 8, 2026
            File No. 333-294936
Dear Luisa Ingargiola:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jan Woo at 202-551-3453 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:    Gregory Carney, Esq.